Exhibit 1.1
AMENDMENT TO DISTRIBUTION AGREEMENT
          This Amendment (this “Amendment”) is entered into as of June 24, 2011, by and between ID Biomedical Corporation of Quebec (“IDB”) and Henry Schein, Inc. (“HSI”).
          HSI and ID Biomedical Corporation entered into a certain Distribution Agreement for Fluviral influenza vaccine as of December 2, 2004 and have entered into certain amendments to that agreement from time to time (as amended, the “Agreement”). In December 2005, ID Biomedical Corporation became a wholly owned subsidiary of GlaxoSmithKline Inc., a wholly owned subsidiary of GlaxoSmithKline plc and an affiliate of GlaxoSmithkline LLC d/b/a GlaxoSmithKline (“GSK”). Effective as of January 1, 2011, ID Biomedical Corporation merged with and into its wholly owned subsidiary, ID Biomedical Corporation of Quebec, with ID Biomedical Corporation of Quebec being the surviving entity. As a result of discussions between the parties, HSI and IDB desire to make certain amendments to the Agreement as set forth herein.
          NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and upon the terms and subject to conditions set forth below, HSI and IDB, intending to be legally bound hereby, agree to amend the Agreement as follows:
1. Definitions. All capitalized terms used in this Amendment without definition shall have the meanings set forth in the Agreement.
2. Minimum Quantity. The text under the heading “Total Minimum Quantity per Flu Season” of Paragraph 1 of Schedule 1 of the Agreement is hereby amended and restated to read in full as follows:
“Subject to Sections 3.2 and 3.9 of the Agreement, the Minimum Quantity per Flu Season to be supplied by IDB and purchased by HSI shall be the lesser of (i) eleven million, five hundred thousand (11,500,000) doses of Product (“Minimum Doses”) or (ii) fifty percent (50%) (“Minimum Percentage”) of Product that IDB ships to the Territory for sale or distribution in the Territory for such Flu Season; provided, however, that in the 2010/2011 Flu Season, the Minimum Quantity shall be reduced by the lesser of one million (1,000,000) doses of Product or 8.6956% of the amount of Product that would otherwise have been provided in the 2010/2011 Flu Season; and provided, further, that in the 2011/2012 Flu Season, the Minimum Quantity shall be reduced by the lesser of two million (2,000,000) doses of Product or 17.3912% of the amount of Product that would otherwise have been provided in the 2011/2012 Flu Season. Notwithstanding the foregoing, if fifty percent (50%) of Product that IDB ships to the Territory for sale or distribution in the Territory in the 2011/2012 Flu Season is less than 5,750,000, then the Minimum Quantity shall be reduced by 8.6956% of the amount of the Product that would otherwise have been provided in the 2011/2012 Flu Season.”

3. 2012/2013 Flu Season Terms. The parties agree to negotiate in good faith new terms for the relationship, rights and obligations of the parties with regard to distribution of Product in the 2012/2013 Flu Season. The parties further agree that time is of the essence in this regard and intend to complete such negotiations and sign an amendment or new definitive agreement by September 1, 2011.
4. Termination. Section 15, Term and Termination, is amended to add a new Section 15.7 to read in full as follows:
“Notwithstanding anything herein to the contrary, in the event that the Parties have not entered into a mutually agreeable amendment or new definitive agreement for the 2012/2013 Flu Season before September 1, 2011, then IDB shall have the right to immediately terminate this agreement with regard to all Flu Seasons after the 2011/2012 Flu Season during the fifteen (15) days following September 1, 2011, by providing written notice to HSI.”
5. Effect of Amendment. Except as expressly modified by this Amendment, the terms and provisions of the Agreement shall remain in full force and effect. In the event of any conflict between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall control.
6. Miscellaneous. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be reasonably necessary or appropriate in order to carry out the purposes and intent of this Amendment.
7. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.
          IN WITNESS WHEREOF, each Party has caused this Amendment to the Agreement to be executed on its behalf by its duly authorized officer as of the date first above written.

ID Biomedical Corporation of Quebec			Henry Schein, Inc.

By:	/s/ Paul Pinsonnault		By:	/s/ Louis J. Ferraro
	Name:	Paul Pinsonnault		Name:	Louis J. Ferraro
	Title:	Senior Counsel & Secretary		Title:	VP and General Manager Bio-Therapeutics

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